Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors and Stockholders
Corporación Andina de Fomento
May 8, 2003

We consent to the use of our report dated January 24, 2003, included herein relating to the balance sheets of Corporación Andina de Fomento (“CAF”) as of December 31, 2001 and 2000, and the related statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2002. Our report refers to a change in CAF's method of accounting for derivatives and hedging activities, effective January 1, 2001, to conform with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. In addition, we consent to the reference to our firm under the heading “Independent Auditors” in the registration statement.

/s/ KPMG

Caracas, Venezuela